780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com GODFREY & KAHN, S.C. MILWAUKEE APPLETON GREEN BAY WAUKESHA LAFOLLETTE GODFREY & KAHN MADISON

August 9, 2005

VIA EDGAR AND FACSIMILE:  (202) 772-9203

Ms. Pamela Carmody

Special Counsel

Office of Mergers & Acquisitions

U. S. Securities and Exchange Commission

100 F Street, N.E

Washington, DC  20549

RE:

Luxemburg Bancshares, Inc. (the “Company”)

Revised Preliminary Schedule 14A

Filed July 29, 2005

File No. 000-22471

Revised Schedule 13E-3

Filed July 29, 2005

File No. 5-52821

Dear Ms. Carmody:

This letter is in response to your letter to Luxemburg Bancshares, Inc. (the “Company”) dated August 5, 2005 (the “Comment Letter”).

Set forth below are the comments from the comment letter and our responses thereto.

Schedule 14A

Luxemburg’s Position as to the Fairness of the Split Transaction, page 16

1.

Comment:  We note your response to our prior comment number 6.  It appears that the board considered the current market price of the company’s shares, but it remains unclear whether they considered the historical market prices.  See Instruction 2(ii) to Item 1014 of Regulation M-A.  Please expand to clarify.  If the board is relying on Ryan Beck’s analysis with regard to the historical market prices, please so state.  Further, we note the statement that the $54.00 share price approximates the going-concern value of the company.  Please expand to clarify the basis for this assertion.

Response:  The “Luxemburg’s Position as to the Fairness of the Split Transaction” section will be revised to include the following discussion:

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Ms. Pamela Carmody

August 9, 2005

“…the Company generally did not consider relevant the historical market price of its common stock because of the infrequency of transactions and lack of significant trading volume.”

In addition, the Company has expanded its discussion of going-concern value as follows:

“Going concern value reflects the value of the Company as a continuing entity.  As a result, the $54.00 fair value, which estimates the value of the Company without regard to such items as control premiums, minority discounts or marketability discounts, represents the closest estimate of the Company’s value as a going concern.”

Form 10-KSB/A for the fiscal year ended December 31, 2004 and Form 10-QSB for the fiscal period ended March 31, 2005

2.

Comment:  Your response to our prior comment 16 that the additional charge of $500,000 to your allowance for loan losses resulted from the bank regulators applying enhanced procedures in conjunction with their examination is not clear to us.  Since the additional charge related to two specific commercial loan customers, SFAS 114 would require that these loans be individually assessed for impairment when you determine the specific reserve component of your allowance for loan losses.  Tell us:

•

Whether you assessed the two commercial loans individually or collectively for loan impairment and what was the basis for such assessment; and

•

How you determined the bank regulators procedures in a routine regulatory examination to be enhanced when compared to your disclosure controls and procedures.

Note that the above procedures would be determined to be a component of your disclosure controls and procedures.

Response:  Upon further reflection, the Company, will amend its Form 10-KSB/A for the year ended December 31, 2004 and its Form 10-QSB for the first quarter of 2005 to disclose the existence of a material weakness in the Company’s disclosure controls and procedures.  The Company intends to amend Item 8A of its Form 10-KSB/A for the year ended December 31, 2004 and Item 3(a) of its Form 10-QSB for the first quarter of 2005 to read as follows:

The Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of [Period End Date].  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the

Ms. Pamela Carmody

August 9, 2005

Company’s current disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Management determined that there is a material weakness in the Company’s disclosure controls and procedures related to the determination of the Bank’s loan loss provision.  In October 2004, in response to a regulatory examination of the Bank, the Bank took an additional charge to its loan loss provision of $500,000, above and beyond its normal monthly provision, related to commercial loans to two separate customers.  In addition, as a result of the regulatory examination, the Bank entered into a Memorandum of Understanding with the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation, as described more fully in Management’s Discussion and Analysis or Plan of Operation.

Management has taken certain action since December 31, 2004 to remediate the material weakness in the Company’s disclosure controls and procedures, and in response to the Memorandum of Understanding, as follows:

•

The senior lending officer of the Bank, along with the Credit Analyst have established an enhanced loan loss analysis that better reflects both the asset quality of the loan portfolio and the character of the Bank’s lending activities;

•

the Bank contracted with an independent accounting firm to review and make recommendations for improvements to the Bank’s loan grading system, which have since been adopted by the Bank; and

•

the Bank engaged an independent consulting firm to review its lending operation staffing.  The consulting firm made certain staffing recommendations that have been implemented by the Bank, including the addition of an internal credit review officer, the engagement of an external credit review consultant, the addition of a loan compliance processor who is independent from the Bank’s lending function.

3.

Comment:  Your response to our prior comment 16 states that with respect to your disclosure controls and procedures... “situations exist on an infrequent basis where the application of more detailed procedures and analysis yields a different conclusion , particularly in the application of an accounting estimate such as the determination of the amount of the loan loss provision.”  Given that the preparation of accounting

Ms. Pamela Carmody

August 9, 2005

estimates related to the allowance for loan losses is a significant component of your financial disclosure process, tell us how you determined that the additional charge of $500,000 is not indicative of a material weakness in your internal controls related to accounting estimates, considering the guidance in PCAOB Auditing Standard No. 2.

Response:  Please refer to the response to Comment #2, above.

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Please call me at (414) 287-9222 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Patrick S. Murphy

Patrick S. Murphy